WATCHTOWER, INC.
100 Henry Street
Brooklyn, New York 11201

November 23, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. David Burton

Re:
Watchtower, Inc.
Form 10-K for the year Ended December 31, 2008, filed March 30, 2009
Form 10K/A for the year ended December 31, 2008, filed April 1, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009, filed August 14, 2009
File No.0-52783

Dear Ms. Thompson:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the Annual Report on Form 10-K/A ("Amendment No. 2”) in response to the Commission's comment letter, dated November 10, 2009, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, filed with the Commission on March 30, 2009 (the “Annual Report”).

In addition to Amendment No. 2, we are responding to the Commission's comments to the Annual Report and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (File No. 333-144943) as follows:

Form 10-K for year ended December 31, 2008

Item 9A(T), Control and Procedures, page 11

1.            Response to Comment No. 1.        Amendment No. 2 amends the Annual Report in accordance with the Commission’s comment to include management’s assessment of internal control over financial reporting as of December 31, 2008.

Exhibit 31.1

2.            Response to Comment No. 2.          We note the Commission’s comment and Exhibit 31.1 and 31.2 of Amendment No.2 reflect such comment.

Form 10-K/A for the year ended December 31, 2008 filed April 1, 2009

Report of Registered Independent Public Accounting Firm, page F-1

3.            Response to Comment No.3.           We note the Commission’s comment and hereby confirm that the original audit report was signed by the registered independent public accountant and we will ensure that all future filings include a conformed signature.

Form 10-Q for the quarter ended June 30, 2009

Item 4(T). Controls and Procedures, page 9

4.            Response to Comment 4.                We note the Commission’s comment and hereby confirm that we will ensure in future filings that our principal executive officer and principal financial officer will conclude that our disclosure controls and procedures are effective at the reasonable assurance level.

Exhibit 31.1 and 31.2

5 ..           Response to Comment 5.                We note the Commission’s comment and hereby confirm that our future filings will contain the exact wording of Item 601(b)(31).

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.2 as requested by the Commission, together with a redlined copy showing the changes made in Amendment No. 2. In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Menachem M. Schneerson
Menachem M. Schneerson
Chairman